EX-23.3

Exhibit 23.3

CONSENT OF CHAPMAN, WOOD AND GRISWOLD, INC.

     We hereby consent to the incorporation by reference of any mineralization or reserves or other analyses reported by us in technical reports on the Summit Mine-Mill Project, Grant and Hidalgo Counties, New Mexico, in our capacity as an independent consultant to Santa Fe Gold Corporation (the “Company”) and its subsidiary, the Lordsburg Mining Company, which are set forth in the Company's Annual Report on Form 10-K for the years ended June 30, 2009 and 2008 in this registration statement on Form S-3, any prospectuses or amendments or supplements thereto, and in any amendment to any of the foregoing. We also consent to the reference to us under the heading "Experts" in this registration statement and any prospectuses, amendments or supplements.

Chapman, Wood and Griswold, Inc.

/s/ Douglas F. Irving, P. Eng.

November 27, 2009